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DRAFT: APRIL 10, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ramsay Youth Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

75158K 10 7

(Cusip Number)

Bradley P. Cost, Esq.
Torys LLP
237 Park Avenue
New York, NY 10017
 (212)880-6000

With a Copy to:

Thomas M. Haythe, Esq.
780 Third Avenue, 29th Floor
New York, NY 10017
(212)319-3900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person: Luis E. Lamela		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,065,709(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,065,709

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,065,709(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.6%

14.	Type of Reporting Person (See Instructions): IN

1.	This figure includes 366,666 options and 152,237 warrants which are exercisable within 60 days of the date hereof.

2.	Based on 9,304,159 shares issued and outstanding as of April 8, 2003.

CUSIP No. 75158K 10 7

     This Amendment No. 1 (“Amendment No. 1”) restates and amends Items 1, 2, 3, 4, 5, 6, and 7 of the Statement on Schedule 13D dated February 12, 1999 (the “Statement”) filed with respect to the equity securities of Ramsay Youth Services, Inc., a Delaware corporation f/k/a Ramsay Health Care, Inc. (the “Company”).

Item 1. Security and Issuer

     The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the “Common Stock”), of the Company. The principal executive offices of the Company are located at Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

Item 2. Identity and Background

     This Amendment No. 14 is being filed by Luis E. Lamela (“Lamela”).

     Lamela’s current business address is c/o Ramsay Youth Services, Inc., Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

     Lamela is Chief Executive Officer and a director of the Company. The principal business of the Company is the provision of management programs and services for at-risk youth and related behavioral healthcare services. The principal address for the Company is Ramsay Youth Services, Inc., Columbus Center, One Alhambra Plaza, Suite 750, Coral Gables, Florida 33134.

     During the last five years, Lamela has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     N/A

Item 4. Purpose of Transaction

     On April 8, 2003, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Psychiatric Solutions, Inc. (“PSI”) and PSI Acquisition Sub, Inc. (the “Purchaser”), a wholly owned subsidiary of PSI. Pursuant to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto, the Purchaser will be merged (the “Merger”) with and into the Company and the Company will become a wholly owned subsidiary of PSI. Also on April 8, 2003, and in connection with the Merger Agreement, Lamela entered into a Stockholder Voting Agreement between PSI and Lamela (the “Voting Agreement”). The following is a summary of

CUSIP No. 75158K 10 7

the Voting Agreement, a copy of which is filed as Exhibit 2 hereto. This summary is qualified in its entirety by reference to the complete text of the Voting Agreement.

     Lamela has agreed to vote at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, the Common Stock (i) in favor of the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) except as specifically requested in writing by PSI in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; and (3) (a) any change in the majority of the board of directors of the Company; (b) any material change in the present capitalization of the Company or any amendment of the Company’s Certificate of Incorporation; (c) any other material change in the Company’s corporate structure or business; or (d) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement. Lamela has further agreed not to enter into any agreement or understanding with any person or entity prior to the termination of the Merger Agreement or vote or give instructions prior to the termination of the Merger Agreement in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

     The Voting Agreement shall terminate on the earlier to occur of (i) the Effective Time, as defined in the Merger Agreement, (ii) termination of the Merger Agreement or (iii) at the option of Lamela, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement subsequent to April 8, 2003 that results in any decrease in the price to be paid per share for the shares of Common Stock. Upon termination, the Voting Agreement shall forthwith become void and there shall be no liability or obligations thereunder on the part of Lamela, except to the extent of any other relief due to PSI under Section 15 of the Voting Agreement.

Item 5. Interest in Securities of the Issuer

     (a)  As of the close of business on April 8, 2003, Lamela beneficially owned, for purposes of Rule 13d-3 under the Act, 1,065,709 shares of Common Stock, constituting, to the best knowledge of Lamela, approximately 10.6% (2) of the Common Stock (such amount consists of (a) 546,806 shares of Common Stock beneficially owned by Lamela, (b) 366,666 shares of Common Stock issuable upon the exercise of currently exercisable options owned directly by Lamela, and (c) 152,237 shares of Common Stock issuable upon the exercise of currently exercisable warrants owned directly by Lamela).

     (b)  Lamela has shared power to vote or to direct the voting and to dispose of or direct the disposition of zero shares of Common Stock, and sole power to vote or to

CUSIP No. 75158K 10 7

direct the voting and to dispose of or direct the disposition of 546,806 shares of Common Stock and an additional 366,666 shares issuable upon the exercise of currently exercisable options owned directly by Lamela and an additional 152,237 shares issuable upon the exercise of currently exercisable warrants owned directly by Lamela).

(c) Except as set forth in Item 4 of this Amendment No. 1, during the past 60 days Lamela has not effected any transaction in the Common Stock.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

See Item 4.

Item 7. Material to be Filed as Exhibits

Exhibit 1. — Agreement and Plan of Merger dated as of April 8, 2003 among Ramsay Youth Services, Inc., Psychiatric Solutions, Inc. and PSI Acquisition Sub, Inc., a direct, wholly-owned subsidiary of PSI.

Exhibit 2. — Form of Stockholder Voting Agreement dated as of April 8, 2003 between PSI and Luis E. Lamela.

CUSIP No. 75158K 10 7

Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2003

/s/ Luis E. Lamela Luis E. Lamela

CUSIP No. 75158K 10 7

Index to Exhibits

Exhibit 1	Agreement and Plan of Merger dated as of April 8, 2003 among Ramsay Youth Services, Inc., Psychiatric Solutions, Inc. and PSI Acquisition Sub, Inc., a direct, wholly-owned subsidiary of PSI.

Exhibit 2	Form of Stockholder Voting Agreement dated as of April 8, 2003 between PSI and Luis E. Lamela.